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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 1 FOR THE MONTH OF JUNE 2003



                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  ---------------------------------------------
                  (Translation of Registrant's name in English)


                       4 WEIZMAN STREET, TEL AVIV, ISRAEL
                       ----------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]        Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]         No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

On June 23, 2003, the Industrial Development Bank of Israel Limited ("Registrant") issued an Immediate Report that the Governor of the Bank of Israel announced that the Special Credit Line which was made available to the Bank by the Bank of Israel and which was to expire on June 30, 2003 will be extended until July 31, 2003.

A translation of the Immediate Report issued by the Registrant on June 23, 2003, is included as Exhibit 1 to this Form 6-K.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

Date: June 23, 2003             By: /s/ Uri Galili
                                    --------------------------------------------
                                    Uri Galili
                                    C.E.O.l


                                By: /s/ Moshe Hashavia
                                    --------------------------------------------
                                    Moshe Hashavia
                                    General Secretary


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                                   TRANSLATION

                                                     JUNE 23, 2003

Securities Authority       Companies Registrar       Tel Aviv Stock Exchange
Kanfei Nesharim Street     P.O. Box 767              54 Ahad Ha'am Street
Jerusalem 95464            Jerusalem 91007           Tel Aviv




                  Re: IMMEDIATE REPORT CONCERNING THE EXTENSION OF THE SPECIAL
                      CREDIT LINE FOR THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. ("THE BANK")

An Immediate Report is hereby given that the Governor of the Bank of Israel announced yesterday that the Special Credit Line which was made available to the Bank by the Bank of Israel and which was to expire on May 31,2003 will be extended, once again, until July 31, 2003. The extension of the credit line comes in anticipation of the change of the government's prior decision from September 1, 2002, in order to approve the "Run-Off" program which was adopted by the Board of Directors of the Bank.

                                Sincerely yours,

                                Industrial Development Bank of Israel Ltd.
                                       (-)                (-)
                                 U. Galili              M. Hashavia
                                  C.E.O.              General Secretary